EXHIBIT 12.2

**FORM 10-Q**
**PACCAR FINANCIAL CORP.**

**COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES**

**PURSUANT TO THE SUPPORT AGREEMENT**
**BETWEEN THE COMPANY AND PACCAR**
**(Millions of Dollars)**

| | Six Months Ended June 30 | |
|---|---|---|
| | **2002** | **2001** |
| | (Unaudited) | |
| FIXED CHARGES | | |
| Interest expense | **$ 61.3** | $ 95.0 |
| Facility and equipment rental | **.8** | .8 |
| TOTAL FIXED CHARGES | **$ 62.1** | $ 95.8 |
| EARNINGS | | |
| Income before taxes | **$ 12.4** | $ 7.2 |
| Depreciation | **6.6** | 6.5 |
| | **19.0** | 13.7 |
| Fixed charges | **62.1** | 95.8 |
| EARNINGS AS DEFINED | **$ 81.1** | $ 109.5 |
| RATIO OF EARNINGS TO FIXED CHARGES | **1.31x** | 1.14x |